SECURITY LAND & DEVELOPMENT CORPORATION

2816 Washington Road, #103

Augusta, Georgia 30909

TENDER OFFER PRICE INCREASED TO $1.60 PER SHARE

AND OFFER EXTENDED UNTIL MAY 5, 2017

Dear Stockholder:

            I am writing to inform you that Security Land & Development Corporation has increased the Offer Price to $1.60 per share and extended until May 5, 2017, the expiration date of our tender offer to purchase up to 2,526,247 shares of our common stock.  Except for the increase in the Offer Price to $1.60 per share (previously $1.25 per share) and the extension of the expiration date, the material terms of the Offer have not changed.

            We further amended our Amended Offer to Purchase dated March 15, 2017 to increase the price and to discuss subsequent developments.  The amended information includes:

  The increase in the Offer Price to $1.60 per share, including updated pro forma financial information presenting the potential effects of the tender offer.

  Discussing the unsolicited third party tender offer at $1.57 per share by AB Value Partners, LP and AB Opportunity Fund, LLC and the Board’s recommendation that, in light of the higher price offered by the Company, stockholders NOT tender their shares to the third party.  However, neither the Company nor any member of the Board of Directors makes any recommendation as to whether any stockholder should tender or refrain from tendering shares to the Company, and encourages each stockholder to individually evaluate whether to tender.

  Background and further detail concerning our Board of Directors’ consideration of the company’s Offer and the third party offer.

  Further information including potential effects of the Offer on our Board of Directors and principal shareholders, including disclosure that none of our directors or principal stockholders intend to tender their shares, except for a relatively small number of shares by one of our directors.

The amendments to the Offer and the Board’s recommendation not to tender to the third party are explained in detail in the enclosed Amendment No. 4 to Schedule TO and the Schedule 14D-9, both filed with the SEC. We encourage you to read these materials carefully before making any decision with respect to the Offer.

            Please note that the tender offer is now scheduled to expire at 5:00 pm, E.D.T., on May 5, 2017, unless extended by Security Land. If you wish to tender your shares, detailed instructions on how to tender shares were contained with the original Offer.  In order for you to tender your shares, we must receive your share certificates and the other documents described herein on or prior to that date.

            If you have already tendered your shares, you will receive the increased price of $1.60 per share and no further action is required, unless you choose to withdraw your shares.

Very truly yours,

T. Greenlee Flanagin
President